LOBLAW COMPANIES LIMITED

SUITE 1901, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S7

SENIOR VICE PRESIDENT,
SECRETARY & GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-8508
E-MAIL Robert.Balcom@weston.ca

06011466

February 8, 2006

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Mr. Dudek:

RE: Loblaw Companies Limited
SEC Disclosure
File No. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Fourth Quarter Release to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours truly,

Robert A. Balcom

RAB/ng
Enclosures

Loblaw

COMPANIES LIMITED

NEWS RELEASE

Loblaw Companies Limited Announces Preliminary Unaudited Financial Results for the 2005 Fourth Quarter and Fiscal Year Ended December 31, 2005.

BRAMPTON, ONTARIO February 8, 2006 Loblaw Companies Limited (L.TO) ("Loblaw" or the "Company") today reported basic net earnings per common share for the fourth quarter of 73 cents compared to $1.23 in 2004. On a year-to-date basis, basic net earnings per common share decreased to $2.72 from $3.53 in 2004. Basic net earnings per common share were negatively impacted in 2005 by the following:

- 15 cents per common share for the quarter and 22 cents year-to-date for the net effect of stock-based compensation and the associated equity forwards;
- 10 cents per common share year-to-date related to the estimate of Goods and Services Tax ("GST") and provincial sales taxes ("PST") charges;
- 1 cent per common share for the quarter and 20 cents year-to-date related to restructuring and other charges;
- 2 cents per common share for the quarter and 7 cents year-to-date related to the estimated impact of direct costs associated with supply chain disruptions;
- 1 cent per common share for the quarter and year-to-date related to the adjustment to future income tax balances due to the changes in statutory income tax rates in certain provinces; and
- 2 cents per common share for the quarter and 3 cents year-to-date related to the consolidation of variable interest entities.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 94 cents for the quarter and $3.35 year-to-date. These results compare to 2004 adjusted basic net earnings per common share[1] of $1.17 and $3.48 on a quarter and year-to-date basis respectively, adjusted for the net effect of stock-based compensation and the associated equity forwards and the successful resolution in the first quarter of 2004 of certain income tax matters from a previous year of $14 million.

Results for the fourth quarter of 2005 and for the year were adversely affected by the short-term financial costs associated with one of the largest transformations in the Company's history.

The need for this transformative process was driven by the Company's assessment of a fast-changing retail environment marked by increased consumer choice, low-cost global retailers, and the addition of an increasingly unsustainable amount of industry square footage.

Based on this assessment, the Company developed a comprehensive strategy designed to fortify its competitive position and to maintain its leadership role in meeting the food and everyday household needs of Canadian consumers. In pursuit of this strategy, the Company implemented a number of significant changes to its organization during 2005. The elements of this transformation have been outlined on previous occasions.

As has also been previously disclosed, the Company encountered certain challenges during the execution of planned changes to its systems, supply chain and general merchandise areas. These delays have, among other things, disrupted the flow of inventory to the Company's stores and caused the Company to incur additional operating costs. The Company has previously stated that these problems would adversely affect sales and earnings in the short term, including a tough fourth quarter from an earnings standpoint and a very soft fourth quarter

[1] See the Non-GAAP Financial Measures section included in this News Release.

from a sales standpoint. Loblaw has indicated that it is prepared to incur these short-term consequences in order to realize the long-term benefits associated with its strategic transformation.

OUTLOOK

Loblaw continues to expect that the negative impact of its transformative process will be absorbed by the end of the second quarter of 2006. This includes an anticipated decline in adjusted basic net earnings per common share in the first quarter of 2006 compared to the same period in 2005. This decline is expected to be consistent with the relative decline in adjusted basic net earnings per common share[1], experienced in the fourth quarter of 2005. The Company expects that adjusted basic net earnings per common share performance will improve during the second half of 2006.

The Company remains confident that its strategic plan is appropriate given the increased competitive landscape. It believes that the transformation will provide the benefits of being a national organization while operating locally in each community. Loblaw expects these initiatives will better position the Company to meet the food and everyday household needs of Canadian consumers, and make the Company more aligned, streamlined and efficient so that it can continue to offer customers the best value in the form of lower prices and better service.

Loblaw today confirms its previously announced anticipated sales and earnings performance for the 2006 fiscal year. It anticipates that sales growth, excluding variable interest entities, will be in the range of 3% to 6%, while growth in adjusted basic net earnings per common share will be in the range of 4% to 7%, as it enters 2006 with confidence in its strategy.

FINANCIAL HIGHLIGHTS[2]

For the periods ended December 31, 2005 and January 1, 2005
($ millions except where otherwise indicated)

	2005 (12 weeks)	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Operating Results				
Sales	**$ 6,588**	$ 6,329	**$ 27,801**	$ 26,209
Sales excluding impact of VIEs[1]	**6,501**	6,329	**27,423**	26,209
Adjusted EBITDA[1]	**573**	639	**2,132**	2,125
Operating income	**394**	530	**1,401**	1,652
Adjusted operating income[1]	**441**	522	**1,600**	1,652
Interest expense	**61**	56	**252**	239
Net earnings	**201**	337	**746**	968
Cash Flow				
Cash flows from operating activities	**830**	894	**1,489**	1,443
Capital investment	**335**	344	**1,156**	1,258
Per Common Share ($)				
Basic net earnings	**.73**	1.23	**2.72**	3.53
Adjusted basic net earnings[1]	**.94**	1.17	**3.35**	3.48
Financial Ratios				
Adjusted EBITDA margin[1]	**8.8%**	10.1%	**7.8%**	8.1%
Operating margin	**6.0%**	8.4%	**5.0%**	6.3%
Adjusted operating margin[1]	**6.8%**	8.2%	**5.8%**	6.3%
Return on average total assets[1]			**11.2%**	14.2%
Return on average shareholders' equity			**13.2%**	19.2%
Interest coverage			**5.6:1**	6.9:1
Net debt[1] to equity			**.66:1**	.71:1

1 See the Non-GAAP Financial Measures section included in this News Release.
2 A glossary of terms used throughout this News Release can be found on page 76 of the Company's 2004 Annual Report.

PERFORMANCE OVERVIEW

Sales for the fourth quarter increased 4.1% or $259 million to $6.6 billion from the $6.3 billion reported in the fourth quarter of 2004, including an increase of 1.4% or $87 million related to the consolidation of certain independent franchisees pursuant to new accounting standards implemented in the first quarter of 2005. For the full year, sales of $27.8 billion were 6.1% ahead of last year, including an increase of 1.5% or $378 million in sales relating to the consolidation of certain independent franchisees. On a comparable basis, sales[1] increased 2.7% or $172 million for the quarter and 4.6% or $1.2 billion year-to-date.

Sales continued to be negatively impacted by the supply chain disruptions which started earlier in the year. Some improved stability has been realized lately but significant improvements will not be felt until mid-2006. The Real Canadian Superstore program has been very positively received in Ontario and has enjoyed very significant growth on both an absolute and same-store basis.

Same-store sales declined approximately 0.7% during the quarter and increased approximately 0.2% year-to-date. Expected sales growth was also negatively impacted by approximately 0.9% to 1.2% for the quarter or 0.5% to 0.7% year-to-date due to supply chain disruptions and a drop in service levels.

National food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" ("CPI") was approximately 1% for the quarter and 2% for the full year, with variances by region. The Company's calculation of food price inflation, which considers Company specific product mix and pricing strategy was reasonably consistent with that of CPI.

During 2005, net retail square footage increased 2.8 million square feet or 6.1% due to the opening of 69 new corporate and franchised stores and the closure of 57 stores, inclusive of stores which have undergone conversions and major expansions. During the fourth quarter of 2005, 17 new corporate and franchised stores were opened and 9 stores were closed, resulting in a net increase of 0.8 million square feet or 1.6%.

Sales and Sales Growth Excluding the Impact of VIEs[1]

For the periods ended December 31, 2005 and January 1, 2005
($ millions except where otherwise indicated)

	2005 (12 weeks)	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Total sales	**$ 6,588**	$ 6,329	**$ 27,801**	$ 26,209
Less: Sales attributable to the consolidation of VIEs pursuant to AcG 15	**(87)**		**(378)**	
Sales excluding the impact of VIEs[1]	**$ 6,501**	$ 6,329	**$ 27,423**	$ 26,209
Total sales growth	**4.1%**		**6.1%**	
Less: Positive impact on sales growth of sales attributable to the consolidation of VIEs pursuant to AcG 15	**(1.4)%**		**(1.5)%**	
Sales growth excluding the impact of VIEs[1]	**2.7 %**		**4.6 %**	

Operating income for the fourth quarter decreased $136 million or 25.7% from last year, to $394 million. Operating margin declined to 6.0% from 8.4% in the comparable period of 2004. For the quarter, operating income included a $6 million charge for restructuring and other charges and incremental direct costs of approximately $10 million related to the handling, storage and movement of inventory caused by the supply chain disruptions. A charge of $27 million related to stock-based compensation net of the impact of the associated equity forwards was also recorded in the fourth quarter and compared to $8 million income last year. These items, in addition to the VIE impact, accounted for a decline in operating margin of approximately 0.8 of a percentage point.

[1] See the Non-GAAP Financial Measures section included in this News Release.

Operating income for the full year decreased $251 million, or 15.2%, to $1.4 billion, and resulted in an operating margin of 5.0% as compared to 6.3% in the corresponding period in 2004. During the full year, the Company recorded restructuring and other charges of $86 million of which $62 million was related to the supply chain network reorganization and $24 million related to the office move and reorganization of the operation support functions, $40 million of GST and PST related charges, approximately $30 million of direct costs related to the supply chain disruptions, and $43 million of stock-based compensation expense net of the impact of the related equity forwards. These items in aggregate accounted for a decline in operating margin of approximately 0.8 of a percentage point when compared to last year.

Higher direct and indirect operating costs resulting from the supply chain disruptions have been significant during the last two quarters of 2005. While it is possible to quantify the direct costs at approximately $10 million for the quarter, the indirect cost of lost sales, poor service levels and resultant higher operating costs were difficult to quantify. Inventory shrink in the general merchandise categories has been higher than normal throughout the year and showed some progress back to more normal levels in the fourth quarter. The Company has also incurred higher than anticipated start up costs associated with the introduction of general merchandise into Eastern Canada. As volume continues to grow operating costs as a percentage of sales are expected to improve.

The net debt[1] to equity ratio of .66:1 at the end of 2005 compared to .71:1 at year end 2004. The reduction in the net debt[1] to equity ratio at the end of the year when compared to last year was mainly due to the increase in shareholders' equity as net debt[1] increased marginally over last year.

As a result of the decline in operating income in the quarter as outlined previously, the interest coverage ratio declined to 5.6 times for 2005 compared to 6.9 times in 2004.

Fourth quarter cash flows from operating activities were $830 million compared to $894 million in the comparable period of 2004. Cash flows from operating activities increased during 2005 to $1.5 billion, up from $1.4 billion last year. This supported the $1.2 billion capital investment activity as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada. New retail stores account for the significant portion of this investment. Capital investment for the fourth quarter amounted to $335 million (2004 – $344 million) and $1.2 billion year-to-date (2004 – $1.3 billion).

The return on average total assets[1] decreased to 11.2% compared to 14.2% at year end 2004. The return on average shareholders' equity decreased to 13.2% compared to 19.2% at year end 2004. Both returns were negatively impacted by the incremental costs and charges in operating income incurred in 2005 as outlined previously.

FORWARD-LOOKING STATEMENTS

This News Release for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), contains forward-looking statements which reflect management's expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements include preliminary results for its fourth quarter and fiscal year 2005 and its expected sales and earnings prospects for 2006. Forward-looking statements are typically identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, the ability to realize anticipated cost savings, including those resulting from restructuring and other cost reduction initiatives, the Company's relationship

[1] See the Non-GAAP Financial Measures section included in this News Release.

with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third party service providers, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The Company cautions that this list of factors is not exhaustive. These factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including in the Risk and Risk Management section of the Management's Discussion and Analysis ("MD&A") included in the Company's 2004 Annual Report. Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this News Release, are made only as of the date of this News Release and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise.

2005 ANNUAL REPORT

The Company's audited consolidated financial statements for the year ended December 31, 2005 will be available on or before March 31, 2006. The MD&A for the year ended December 31, 2005, will include a further discussion and analysis of fourth quarter events or items that affected results of operations, financial position and cash flows. Both documents will be contained in the Company's 2005 Annual Report and will be available in the Investor Zone section of the Company's website at www.loblaw.com, or on the Canadian Securities Administrators' website at www.sedar.com.

CERTIFICATION OF RESULTS

The Company plans to file certification of the year-end results concurrent with the filing of the Annual Report, in compliance with the requirements outlined in Multilateral Instrument 52-109 of the Canadian Securities Administrators.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian generally accepted accounting principles ("GAAP"). However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this News Release in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of VIEs These financial measures exclude the impact of the increase in sales from the consolidation by the Company of the independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. These sales are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table *"Sales and Sales Growth Excluding the Impact of VIEs"* contained in this News Release.

Adjusted Operating Income and Margin The Company uses adjusted operating income to measure the performance of its ongoing operations. The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the preliminary unaudited consolidated statements of earnings for the periods ended December 31, 2005 and January 1, 2005. Items listed in the reconciliation below are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring.

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Operating income	**$ 394**	$ 530	**$ 1,401**	$ 1,652
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	**27**	(8)	**43**	
Goods and Services Tax and provincial sales taxes			**40**	
Restructuring and other charges	**6**		**86**	
Direct costs associated with supply chain disruptions	**10**		**30**	
Variable interest entities	**4**			
Adjusted operating income	**$ 441**	$ 522	**$ 1,600**	$ 1,652

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of VIEs.

Adjusted EBITDA and Margin The Company uses adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to measure the performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The following table reconciles adjusted EBITDA to adjusted operating income which is reconciled to Canadian GAAP measures reported in the preliminary unaudited consolidated statements of earnings for the periods ended December 31, 2005 and January 1, 2005 in the table above.

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Adjusted operating income	**$ 441**	$ 522	**$ 1,600**	$ 1,652
Add (deduct) impact of the following:				
Depreciation and amortization	**140**	117	**558**	473
VIE depreciation and amortization	**(8)**		**(26)**	
Adjusted EBITDA	**$ 573**	$ 639	**$ 2,132**	$ 2,125

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of VIEs.

Adjusted Basic Net Earnings per Common Share The Company uses adjusted basic net earnings per common share to measure the performance of its ongoing operations. The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the preliminary unaudited consolidated statements of earnings. Items listed in the reconciliation below are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring.

($)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Basic net earnings per common share	**$ .73**	$ 1.23	**$ 2.72**	$ 3.53
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	**.15**	(.06)	**.22**	
Goods and Services Tax and provincial sales taxes			**.10**	
Restructuring and other charges	**.01**		**.20**	
Direct costs associated with supply chain disruptions	**.02**		**.07**	
Changes in statutory income tax rates in certain provinces	**.01**		**.01**	
Variable interest entities	**.02**		**.03**	
Resolution of certain income tax matters				(.05)
Adjusted basic net earnings per common share	**$ .94**	$ 1.17	**$ 3.35**	$ 3.48

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the preliminary unaudited consolidated balance sheets as at December 31, 2005 and January 1, 2005, respectively:

($ millions)	**2005**	2004
Bank indebtedness	**$ 30**	$ 28
Commercial paper	**436**	473
Long term debt due within one year	**161**	216
Long term debt	**4,194**	3,935
Less: Cash and cash equivalents	**916**	549
Short term investments	**4**	275
Net debt	**$ 3,901**	$ 3,828

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the preliminary unaudited consolidated balance sheets as at December 31, 2005 and January 1, 2005, respectively:

($ millions)	**2005**	2004[3]
Total assets	**$ 13,761**	$ 12,949
Less: Cash and cash equivalents	**916**	549
Short term investments	**4**	275
Total assets	**$ 12,841**	$ 12,125

[3] Certain prior year's information was reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

For the periods ended December 31, 2005 and January 1, 2005
($ millions except where otherwise indicated)

	2005 (12 weeks)	2004 (12 weeks)	2005 (52 weeks)	2004 (52 weeks)
Sales	**$ 6,588**	$ 6,329	**$ 27,801**	$ 26,209
Operating Expenses				
Cost of sales, selling and administrative expenses	**6,048**	5,682	**25,716**	24,084
Depreciation and amortization	**140**	117	**558**	473
Restructuring and other charges (note 2)	**6**		**86**	
Goods and Services Tax and provincial sales taxes (note 13)			**40**	
	6,194	5,799	**26,400**	24,557
Operating Income	**394**	530	**1,401**	1,652
Interest Expense (note 3)	**61**	56	**252**	239
Earnings Before Income Taxes	**333**	474	**1,149**	1,413
Income Taxes (note 4)	**132**	137	**400**	445
Net Earnings Before Minority Interest	**201**	337	**749**	968
Minority Interest			**3**	
Net Earnings	**$ 201**	$ 337	**$ 746**	$ 968
Net Earnings Per Common Share ($) (note 5)				
Basic	**$ .73**	$ 1.23	**$ 2.72**	$ 3.53
Diluted	**$ .73**	$ 1.22	**$ 2.71**	$ 3.51

See accompanying notes to the preliminary unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

For the periods ended December 31, 2005 and January 1, 2005
($ millions except where otherwise indicated)

	2005 (52 weeks)	2004 (52 weeks)
Retained Earnings, Beginning of Period as Previously Reported	**$ 4,222**	$ 3,496
Impact of implementing new accounting standard (note 1)	**(29)**	
Retained Earnings, Beginning of Period as Restated	**$ 4,193**	$ 3,496
Net earnings	**746**	968
Premium on common shares purchased for cancellation	**(15)**	(33)
Dividends declared per common share – 84¢ (2004 – 76¢)	**(230)**	(209)
Retained Earnings, End of Period	**$ 4,694**	$ 4,222

See accompanying notes to the preliminary unaudited consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and January 1, 2005
($ millions)

	2005 (unaudited)	2004
Assets		
Current Assets		
Cash and cash equivalents	**$ 916**	$ 549
Short term investments	**4**	275
Accounts receivable (note 6)	**656**	665
Inventories	**2,020**	1,821
Income taxes	**3**	
Future income taxes	**72**	81
Prepaid expenses and other assets	**30**	32
Total Current Assets	**3,701**	3,423
Fixed Assets	**7,785**	7,113
Goodwill (note 7)	**1,587**	1,621
Other Assets (note 12)	**688**	792
Total Assets	**$ 13,761**	$ 12,949
Liabilities		
Current Liabilities		
Bank indebtedness	**$ 30**	$ 28
Commercial paper	**436**	473
Accounts payable and accrued liabilities	**2,535**	2,307
Income taxes		109
Long term debt due within one year (note 9)	**161**	216
Total Current Liabilities	**3,162**	3,133
Long Term Debt (note 9)	**4,194**	3,935
Future Income Taxes	**237**	184
Other Liabilities	**271**	283
Minority Interest	**11**	
Total Liabilities	**7,875**	7,535
Shareholders' Equity		
Common Share Capital (notes 10 and 11)	**1,192**	1,192
Retained Earnings	**4,694**	4,222
Total Shareholders' Equity	**5,886**	5,414
Total Liabilities and Shareholders' Equity	**$ 13,761**	$ 12,949

See accompanying notes to the preliminary unaudited consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

For the periods ended December 31, 2005 and January 1, 2005
($ millions)

	2005 (12 weeks)	2004 (12 weeks)	2005 (52 weeks)	2004 (52 weeks)
Operating Activities				
Net earnings before minority interest	**$ 201**	$ 337	**$ 749**	$ 968
Depreciation and amortization	**140**	117	**558**	473
Restructuring and other charges (note 2)	**6**		**86**	
Goods and Services Tax and provincial sales taxes (note 13)			**40**	
Future income taxes	**42**	14	**90**	67
Change in non-cash working capital	**432**	436	**(51)**	(99)
Other	**9**	(10)	**17**	34
Cash Flows from Operating Activities	**830**	894	**1,489**	1,443
Investing Activities				
Fixed asset purchases	**(335)**	(344)	**(1,156)**	(1,258)
Short term investments		(42)	**271**	83
Proceeds from fixed asset sales	**41**	64	**109**	110
Credit card receivables, after securitization (note 6)	**(155)**	(100)	**(84)**	(34)
Franchise investments and other receivables	**1**	2	**53**	(26)
Other	**(8)**	(10)	**(96)**	(52)
Cash Flows used in Investing Activities	**(456)**	(430)	**(903)**	(1,177)
Financing Activities				
Bank indebtedness	**(18)**	27	**(17)**	(11)
Commercial paper	**(257)**	(363)	**(37)**	(130)
Long term debt – Issued (note 9)	**4**		**333**	200
– Retired	**(5)**	(101)	**(240)**	(103)
Common share capital – Issued (notes 10 and 11)			**1**	
– Retired (note 10)			**(16)**	(35)
Dividends	**(57)**	(52)	**(230)**	(209)
Other			**(2)**	(2)
Cash Flows used in Financing Activities	**(333)**	(489)	**(208)**	(290)
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(10)**	(20)	**(31)**	(45)
Initial impact of variable interest entities			**20**	
Change in Cash and Cash Equivalents	**31**	(45)	**367**	(69)
Cash and Cash Equivalents, Beginning of Period	**885**	594	**549**	618
Cash and Cash Equivalents, End of Period	**$ 916**	$ 549	**$ 916**	$ 549

See accompanying notes to the preliminary unaudited consolidated financial statements.

NOTES TO THE PRELIMINARY UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The preliminary unaudited consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended January 1, 2005 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the preliminary unaudited consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2004 Annual Report.

Variable Interest Entities The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries, collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. Effective January 2, 2005, the Company is required, pursuant to Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15") issued by the Canadian Institute of Chartered Accountants ("CICA"), to consolidate certain variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

AcG 15 defines a variable interest entity as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15 requires the primary beneficiary to consolidate VIEs and considers an entity to be the primary beneficiary of a VIE if it holds variable interests that expose it to a majority of the VIE's expected losses or entitle it to receive a majority of the VIE's expected residual returns or both.

Effective January 2, 2005, the Company implemented AcG 15, retroactively without restatement of prior periods and as a result, the Company consolidates entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

Upon implementation of AcG 15, the Company identified the following significant VIEs:

INDEPENDENT FRANCHISEES The Company enters into various forms of franchise agreements that generally require the independent franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks and licenses owned by the Company. Independent franchisees generally lease the land and building from the Company, and when eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. These trusts are administered by a major Canadian bank. Under the terms of certain franchise agreements, the Company may also lease equipment to independent franchisees. Independent franchisees also may obtain financing through operating lines of credit with traditional financial institutions or through issuing preferred shares or notes payable to the Company. The Company monitors the financial condition of its independent franchisees and provides for estimated losses or write-downs on its accounts and notes receivable or investments when appropriate. Upon implementation of AcG 15, the Company determined that 121 of its independent franchisee stores met the criteria for VIEs that require consolidation by the Company pursuant to AcG 15.

WAREHOUSE AND DISTRIBUTION AGREEMENT The Company has entered into a warehousing and distribution agreement with a third party to provide to the Company distribution and warehousing services from a dedicated facility. The amount of costs incurred by the third party in operating this facility were previously recorded in the Company's consolidated financial statements as a result of its fees for service arrangements with the third party. The Company has no equity interest in this third party; however, the terms of the agreement with the third party are such that the Company has determined that the third party meets the criteria for a VIE that requires consolidation by the Company.

Accordingly, the Company has included the results of these independent franchisees and this third party entity that provides distribution and warehousing services in its preliminary unaudited consolidated financial statements effective January 2, 2005.

Details of the amounts recorded upon implementation and the effect on the opening consolidated balance sheet as at January 2, 2005 are summarized below and include the impact of both the independent franchisees and the warehouse and distribution entity:

Condensed Consolidated Balance Sheet as at January 2, 2005

($ millions)	Consolidated balance sheet as at January 2, 2005 before AcG 15 impact	Impact of the implementation of AcG 15	Consolidated balance sheet as at January 2, 2005 after AcG 15 impact
Cash and cash equivalents	$ 549	$ 20	$ 569
Short term investments	275		275
Accounts receivable	665	(73)	592
Inventories	1,821	78	1,899
Other current assets	113	4	117
Total current assets	3,423	29	3,452
Fixed assets	7,113	136	7,249
Goodwill	1,621	3	1,624
Other assets	792	(51)	741
Total assets	$ 12,949	$ 117	$ 13,066
Total current liabilities	$ 3,133	$ 48	$ 3,181
Long term debt	3,935	96	4,031
Other liabilities	467	(8)	459
Minority interest		10	10
Total liabilities	7,535	146	7,681
Common share capital	1,192		1,192
Retained earnings	4,222	(29)	4,193
Total liabilities and shareholders' equity	$ 12,949	$ 117	$ 13,066

The impact of AcG 15 on the opening consolidated balance sheet can be further explained as follows:

- An after-tax, one-time charge of $29 million (net of income taxes of $12 million) was recorded upon implementation and resulted mainly from delaying the recognition of vendor monies to when the related inventories of the independent franchisees are sold to their customers, the excess of the independent franchisees' accumulated losses over the allowance for doubtful accounts previously recorded by the Company and the reversal of initial franchise fees initially recognized upon the sale of franchises to third parties.

- Accounts receivable due from the independent franchisees and the investment in preferred shares of the independent franchisees were eliminated upon consolidation; cash and cash equivalents, inventories and fixed assets financed by long term debt (a portion of which is due within one year) were recorded.

- An increase in fixed assets and total current liabilities in respect of the warehouse and distribution entity.

- Minority interest representing the common stakeholder's equity in the respective VIEs.

As at December 31, 2005, 123 of the Company's independent franchise stores met the criteria for a VIE and were consolidated pursuant to AcG 15.

The impact from the consolidation of these VIEs on the consolidated balance sheet as at December 31, 2005 was not significantly different than the impact on the opening consolidated balance sheet as outlined above. The impact on the consolidated statement of earnings was predominantly an increase in sales of 1.4% for the fourth quarter and 1.5% year-to-date 2005. The impact on net earnings for the fourth quarter and year-to-date 2005 was a decline of approximately 2 cents and 3 cents, respectively in basic net earnings per common share.

The consolidation of these VIEs by the Company does not result in any change to its tax, legal or credit risks nor does it result in the Company assuming any obligations of these third parties.

INDEPENDENT TRUST The Company has also identified that it holds a variable interest, by way of a standby letter of credit, in an independent trust which is used to securitize credit card receivables for President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company. In these securitizations, PC Bank sells a portion of its credit card receivables to the independent trust in exchange for cash. Although this independent trust has been identified as a VIE, it was determined that the Company is not the primary beneficiary and therefore this VIE is not subject to consolidation by the Company. The Company's maximum exposure to loss as a result of its involvement with this independent trust is disclosed in Notes 6 and 18 to the Company's annual audited consolidated financial statements for the year ended January 1, 2005.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax, provincial sales taxes and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative Information Certain prior period's information was reclassified to conform with the current period's presentation.

Note 2. Restructuring and Other Charges

During the first quarter of 2005, after completion of a detailed assessment of its supply chain network, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. This plan is expected to reduce future operating costs, provide a smoother flow of products, better service levels to stores and further enable the Company to achieve its targeted operating efficiencies. The plan involves the closure of six distribution centres and the relocation of certain activities to new distribution centres. The transfer of the distribution activities of general merchandise to a new facility operated by a third party in Pickering, Ontario, was substantially completed by the end of 2005. In addition, a new distribution centre dedicated to food distribution is expected to open in the second quarter of 2007 in Ajax, Ontario. As a result of these initiatives, it is expected that approximately 1,400 positions will be affected within the supply chain network. The restructuring plan is expected to be completed by the third quarter of 2007 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million total estimated cost, approximately $57 million is attributable to employee termination benefits which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation of assets relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the fourth quarter of 2005, the Company recognized an additional $2 million ($62 million year-to-date) of restructuring costs resulting from this plan.

In addition, the Company consolidated several administrative and operating offices from across southern Ontario into a new office facility in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office facility. The charge recognized in the fourth quarter of 2005 was $4 million ($24 million year-to-date). These restructuring activities were substantially completed by the end of the fourth quarter of 2005.

The following table provides a summary of the costs recognized during 2005, as well as the corresponding net liability as at December 31, 2005:

($ millions)	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	Total
Costs recognized during 2005:					
Supply chain network	$ 45	$ 6	$ 51	$ 11	$ 62
Office move and reorganization of the operation support functions	6	15	21	3	24
	$ 51	$ 21	$ 72	$ 14	$ 86
Cash payments during 2005:					
Supply chain network	$ 7	$ 6	$ 13		
Office move and reorganization of the operation support functions	3	15	18		
	$ 10	$ 21	$ 31		
Net liability as at December 31, 2005	$ 41	$ -	$ 41		

Note 3. Interest Expense

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Interest on long term debt	**$ 67**	$ 67	**$ 290**	$ 290
Interest on financial derivative instruments	**1**	(6)	**(6)**	(30)
Net short term interest	**(3)**		**(11)**	
Capitalized to fixed assets	**(4)**	(5)	**(21)**	(21)
Interest expense	**$ 61**	$ 56	**$ 252**	$ 239

Net interest paid in the fourth quarter and year-to-date was $74 million and $263 million (2004 – $73 million and $254 million), respectively.

Note 4. Income Taxes

Future income tax balances were adjusted for statutory income tax rate changes in certain provinces, in the fourth quarter of 2005, resulting in a $3 million charge to future income tax expense.

The fourth quarter effective income tax rate increased over last year primarily due to the income tax impact related to stock-based compensation and the associated equity forwards.

Net income taxes paid in the fourth quarter and year-to-date were $52 million and $387 million (2004 – $88 million and $400 million), respectively.

Note 5. Basic and Diluted Net Earnings per Common Share

	2005 (12 weeks)	2004 (12 weeks)	2005 (52 weeks)	2004 (52 weeks)
Net earnings ($ millions)	**$ 201**	$ 337	**$ 746**	$ 968
Weighted average common shares outstanding (in millions)	**274.1**	274.3	**274.2**	274.3
Dilutive effect of stock-based compensation (in millions)	**.7**	1.5	**.8**	1.6
Diluted weighted average common shares outstanding (in millions)	**274.8**	275.8	**275.0**	275.9
Basic net earnings per common share ($)	**$ .73**	$ 1.23	**$ 2.72**	$ 3.53
Dilutive effect of stock-based compensation per common share ($)		(.01)	**(.01)**	(.02)
Diluted net earnings per common share ($)	**$ .73**	$ 1.22	**$ 2.71**	$ 3.51

Note 6. Credit Card Receivables

During the fourth quarter, President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, securitized no credit card receivables (2004 – $25 million), under its securitization program and securitized $225 million (2004 – $227 million) year-to-date. The securitizations yielded a nominal net loss (2004 – nominal net gain).

($ millions)	2005	2004
Credit card receivables	**$ 1,257**	$ 950
Amount securitized	**(1,010)**	(785)
Net credit card receivables	**$ 247**	$ 165

Subject to appropriate approvals and other customary conditions, PC Bank intends to restructure its securitization program to accommodate growth in the credit card program.

Note 7. Goodwill

In the normal course of business, the Company may acquire from time to time independent franchisee stores and convert them to corporate stores. In 2005, the Company acquired 7 independent franchisee businesses. The acquisitions were accounted for using the purchase method of accounting with the results of the businesses acquired included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of a nominal amount of fixed assets and other assets, principally inventory, of $3 million and goodwill of $3 million for cash consideration of $5 million, net of accounts receivable due from the franchisees of $1 million.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at December 31, 2005 includes goodwill of independent franchisees of $4 million.

During the third quarter of 2005, the Company reduced goodwill by $41 million due to the resolution of certain income tax matters previously accrued for as part of the Provigo Inc. purchase equation.

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $22 million and $99 million (2004 – $20 million and $94 million) for the fourth quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Long Term Debt

During the first quarter, the Company issued $300 million of 5.90% Medium Term Notes ("MTN") due 2036 and $200 million of 6.95% MTN matured and was repaid.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at December 31, 2005 includes $126 million ($23 million of which is due within one year) of loans payable of VIEs consolidated by the Company. The loans payable represent financing obtained by eligible independent franchisees through a structure involving independent trusts to facilitate the purchase of the majority of inventory and fixed assets, consisting mainly of fixturing and equipment. The independent funding trust within the structure finances its activities through the issuance of short term asset-backed notes to third party investors. The loans payable, which have an average term to maturity of 7 years, are due and payable on demand under certain predetermined circumstances and are secured through a general security agreement made by the independent franchisees in favour of the independent funding trust. Interest is charged on a floating rate basis and prepayment of the loans may be made without penalty.

As disclosed in Note 18 to the annual audited consolidated financial statements for the year ended January 1, 2005, a standby letter of credit has been provided by a major Canadian bank for the benefit of the independent funding trust equal to approximately 10% of the total principal amount of the loans outstanding at any point in time. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. In the event of a default by an independent franchisee the independent funding trust may assign the loan to the Company and draw upon the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

Note 10. Common Share Capital

(in millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Actual common shares outstanding	**274.1**	274.3	**274.1**	274.3
Weighted average common shares outstanding	**274.1**	274.3	**274.2**	274.3

Normal Course Issuer Bid During the third quarter, the Company purchased for cancellation 226,100 of its common shares for $16 million pursuant to its Normal Course Issuer Bid.

Note 11. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (52 weeks)**	2004 (52 weeks)
Increase/(decrease) in:				
Stock option plan cost	**$ (33)**	$ 35	**$ (35)**	$ 24
Equity forwards cost	**60**	(43)	**71**	(24)
Restricted share unit plan cost			**7**	
Net stock-based compensation cost	**$ 27**	$ (8)	**$ 43**	$ -

Stock Option Plan During 2005, the Company issued 25,000 (2004 – 3,000) common shares for cash consideration of $0.9 million (2004 - $0.1 million) on the exercise of stock options for which it had recorded a stock-based compensation liability of $1 million (2004 – nominal). The share appreciation value of $41 million (2004 – $33 million) was paid on the exercise of 1,135,221 (2004 – 985,395) stock options. In addition, 147,942 (2004 – 97,673) stock options were forfeited or cancelled in 2005. Under its existing stock option plan, the Company granted 29,120 stock options with a weighted average exercise price of $69.75 per common share during the third quarter of 2005 to 2 employees, 66,255 stock options with a weighted average exercise price of $72.95 per common share during the second quarter of 2005 to 3 employees and 2,152,252 stock options with a weighted average exercise price of $69.63 per common share during the first quarter of 2005 to 231 employees.

At the end of 2005, a total of 5,305,422 (2004 – 4,365,958) stock options were outstanding and represented approximately 1.9% (2004 – 1.6%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of 2005 was $56.37 (2004 – $72.02).

Restricted Share Unit ("RSU") Plan The Company adopted a RSU plan for certain employees. Under the RSU plan, performance periods of three years in duration are designated and commence on the date of which RSUs are awarded to each participant ("Award Date"). In respect of each such designated performance period, a participant is granted a number of RSUs, where each unit has a value equal to one Loblaw common share at the time of grant. Each RSU entitles the participant to receive a cash payment in the third calendar year following the applicable Award Date and in the amount calculated with reference to the trading price of a Loblaw common share on the Toronto Stock Exchange. Each RSU will be paid out no later than December 30 of that year.

Compensation cost is recorded in operating income for each RSU granted equal to the market value of Loblaw common share at the Award Date prorated over the vesting period and is adjusted for changes in the market value until the vesting date. The cumulative effect of the change in market value is recognized in the period of change.

During 2005, the Company granted 393,335 RSUs and 10,151 RSUs were cancelled.

Note 12. Related Party Transaction

During the second quarter of 2005, Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company sold a portfolio of third party long term loans receivable to a wholly owned subsidiary of George Weston Limited ("Weston"), the Company's majority shareholder. Originally, the loans in this portfolio were acquired from third party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of US$106 million was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. As at the date of sale, the current portion of this loan portfolio of US$13 million was included in accounts receivable and the long term portion of US$93 million was included in other assets.

Note 13. Goods and Services Tax ("GST") and Provincial Sales Taxes ("PST")

During the third quarter of 2005, the Company recorded a charge relating to an audit and proposed assessment by the Canada Revenue Agency relative to GST on certain products sold between 2000 and 2002 on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company during the third quarter assessed and estimated the potential liabilities for GST and PST in other areas of its operations for various periods up to the end of 2004. Accordingly, a charge of $40 million was recorded in operating income in the third quarter to reflect management's best estimate of all such potential tax liabilities of which management is currently aware. Approximately $15 million of the accrual was assessed and settled during the fourth quarter. The ultimate remaining amount paid will depend on the outcome of audits performed by, or settlements reached with the various tax authorities and therefore may differ from this estimate. Management will continue to assess this estimate as progress towards resolution with the various tax authorities is made and will adjust the liability accordingly.

CORPORATE PROFILE

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. It seeks to provide superior returns to its shareholders through a combination of dividends and share price appreciation. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and everyday household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice* and *no name* brands.

While food remains at the heart of its offering, Loblaw has changed Canadians' perceptions of what a supermarket can be. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household needs of Canadian consumers. In addition, *President's Choice Financial* services include core banking, a popular MasterCard®, *PC Financial* auto and home insurance plus the *PC* points loyalty program.

Loblaw seeks to achieve its business objectives through stable, sustainable and long term growth. Its willingness to assume prudent operating risks is equaled by its commitment to the maintenance of a strong balance sheet position. In executing its strategies, Loblaw allocates the resources needed to invest in and expand its existing markets. It also maintains an active product development program. Loblaw is highly selective in its consideration of acquisitions and other business opportunities. Given the competitive nature of its industry, Loblaw also strives to make its operating environment as stable and as cost effective as possible. It works to ensure that its technology systems and logistics enhance the efficiency of its operations.

Trademarks

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Geoffrey H. Wilson, Senior Vice President, Investor Relations and Public Affairs at the Company's Executive Office or by e-mail at investor@loblaw.com.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

For further information: Geoffrey H. Wilson, Senior Vice President, Investor Relations and Public Affairs, (416) 922-8500.

CONFERENCE CALL AND WEBCAST PRESENTATION

Loblaw Companies Limited will host a conference call on February 8, 2006 at 11:00 a.m. (EST).

To access the conference call, dial (416) 644-3423 or visit our website at www.loblaw.com to access the webcast. The replay will be available one hour following the live event. To access the replay dial (416) 640-1917 passcode: 21171252 followed by the number sign.

Full details are available on the Loblaw Companies Limited website at www.loblaw.com.

Ce rapport est disponible en français.